Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 3, 2025

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2494

Convertible & Income Portfolio of Funds, Series 43

File Nos. 333-285167 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2494, filed on February 24, 2025, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 43 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1.       The staff of the Commission (the “Staff”) notes the risk “The value of the fixed-income securities in the Closed-End Funds and ETFs will generally fall if interest rates, in general, rise” set forth in the “Principal Risks” section. Please revise this disclose as appropriate for current market conditions.

Response:       Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren